                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of May, 2004
Commission File Number:  000-29944

                             INFOWAVE SOFTWARE INC.
                 (Translation of registrant's name into English)

  SUITE 200 - 4664 LOUGHEED HIGHWAY, BURNABY, BRITISH COLUMBIA, CANADA V5C 5T5
                    (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F  X   Form 40-F
                                     ---            ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______________


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes      No  X
                                   ---      ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 -- ________________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       Infowave Software Inc.


Date: May 17, 2004
                                       By: /s/ George Reznik
                                           -----------------------------
                                           Name: George Reznik
                                           Title: CFO

                                [INFOWAVE LOGO]

                             INFOWAVE SOFTWARE, INC.

                  NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

                           TO BE HELD ON JUNE 15, 2004

                                       AND

                         MANAGEMENT INFORMATION CIRCULAR

                             INFOWAVE SOFTWARE, INC.
                        Suite 200, 4664 Lougheed Highway
                            Burnaby, British Columbia
                                     V5C 5T5
                              Phone: (604) 473-3600


          NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that an Annual and Special General Meeting (the "Meeting") of the shareholders of INFOWAVE SOFTWARE, INC. (the "Corporation") will be held at Salon B, Radisson Hotel Burnaby, 4331 Dominion Street, Burnaby, British Columbia on Tuesday, June 15, 2004 at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

     1.   To receive the Report of Directors of the Corporation;

     2. To receive the financial statements of the Corporation for its fiscal year ended December 31, 2003 and the report of the Auditors thereon;

     3. To appoint Auditors for the ensuing year and to authorize the Directors to fix their remuneration;

     4.   To elect the Directors;

     5. To consider and, if thought advisable, approve ordinary resolutions to increase the number of common shares available for issuance under the Stock Option and Stock Bonus Plan of the Corporation; and

     6. To transact such other business as may properly come before the Meeting.

The accompanying Information Circular provides additional information relating to the matters to be addressed at the Meeting as is deemed to form part of this Notice.

A SHAREHOLDER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY HOLDER TO ATTEND AND VOTE IN HIS STEAD. IF YOU ARE UNABLE TO ATTEND THE MEETING IN PERSON, PLEASE READ THE NOTES ACCOMPANYING THE FORM OF PROXY ENCLOSED HEREWITH AND THEN COMPLETE AND RETURN THE PROXY WITHIN THE TIME SET OUT IN THE NOTES. THE ENCLOSED FORM OF PROXY IS SOLICITED BY MANAGEMENT BUT, AS SET OUT IN THE NOTES, YOU MAY AMEND IT IF YOU SO DESIRE BY STRIKING OUT THE NAMES LISTED THEREIN AND INSERTING IN THE SPACE PROVIDED THE NAME OF THE PERSON YOU WISH TO REPRESENT YOU AT THE MEETING.

DATED at Vancouver, British Columbia, this 17th day of May, 2004.

                       BY ORDER OF THE BOARD OF DIRECTORS

                                  "Thomas Koll"

                                   Thomas Koll
                                    Chairman

                             INFOWAVE SOFTWARE, INC.

               ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS
                              INFORMATION CIRCULAR

                          AS AT AND DATED MAY 17, 2004


                             SOLICITATION OF PROXIES

This Information Circular accompanies the Notice of Annual and Special General Meeting (the "Meeting") of shareholders of INFOWAVE SOFTWARE, INC. (the "Corporation") and is furnished in connection with a solicitation of proxies for use at the Meeting and at any adjournment thereof. THE ENCLOSED FORM OF PROXY IS BEING SOLICITED BY MANAGEMENT OF THE CORPORATION. Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Corporation. The Corporation may reimburse shareholders' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy. The cost of solicitation will be borne by the Corporation.


                           APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying Form of Proxy (i.e., the Management proxy) are the President and the Chief Financial Officer of the Corporation. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.

A proxy will not be valid unless the completed Form of Proxy is received by the Corporation at the offices of the Corporation's registrar and transfer agent, Computershare Trust Company of Canada, at its offices at Proxy Dept. 100 University Avenue 9th Floor, Toronto, Ontario, M5J 2Y1, or at the head office of the Corporation at Suite #200, 4664 Lougheed Highway, Burnaby, British Columbia, V5C 5T5, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.


                              REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or his attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked.

A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation. A shareholder of the Corporation may also revoke a proxy by signing a form of proxy bearing a later date and returning such proxy to the Chairman of the Meeting prior to the commencement of the Meeting.

A person duly appointed under an instrument of proxy will be entitled to vote the shares represented thereby, only if the Form of Proxy is properly completed and delivered in accordance with the requirements set out above under the heading "Appointment of Proxyholder" and such proxy has not been revoked.

                  VOTING OF PROXIES AND EXERCISE OF DISCRETION

If the instructions as to voting indicated in a proxy are certain, the shares represented by the proxy will be voted on any poll where a choice with respect to any matter to be acted upon has been specified in the proxy, in accordance with the specifications so made. IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY.

The Form of Proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the Meeting. As of the date of this Information Circular, management of the Corporation knows of no such amendment or variation of matters to come before the Meeting other than those referred to in the accompanying Notice of Meeting.


                   VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is currently authorized to issue an unlimited number of common shares without par value (the "Common Shares"). There are 234,175,312 Common Shares issued and outstanding as of May 10, 2004. The Board of Directors of the Corporation have determined that all shareholders of record as of May 10, 2004 will be entitled to receive notice of and to vote at the Meeting. At a general meeting of the Corporation, on a show of hands, every shareholder present in person and entitled to vote shall have one vote and on a poll every shareholder present in person or represented by proxy or other proper authority and entitled to vote shall have one vote for each common share of which he is the holder. Common Shares represented by proxy will only be voted on a poll.

To the knowledge of the Directors and Senior Officers of the Corporation, as at the date hereof, the persons or companies beneficially owning, directly or indirectly, or exercising control or direction over voting securities carrying more than 10% of the outstanding voting rights of the Corporation are as follows:

                                                             NUMBER OF                        PERCENTAGE OF
NAME AND ADDRESS                                           COMMON SHARES                OUTSTANDING COMMON SHARES
-------------------------                                  -------------                -------------------------
Gerald L. Trooien                                          50,396,536(1)                         21.52%
#800-10 River Park Plaza
St. Paul, MN 55107

Deloitte Consulting L.P.                                    37,068,280                           15.83%
1633 Broadway
New York, NY 10019

Note:

     (1) Not including warrants to acquire a total of 29,719,859 Common Shares of the Corporation.


                              ELECTION OF DIRECTORS

The term of office of each of the present Directors expires at the Meeting. Each Director of the Corporation is elected annually and holds office until the next Annual General Meeting of the Corporation unless that person ceases to be a Director before then.

The persons named below will be presented for election at the Meeting as management's nominees for the Board of Directors, and the proxies named in the accompanying Form of Proxy intend to vote for the election of these nominees. In the absence of instructions to the contrary, the Common Shares represented by proxy will be voted on a poll for the nominees herein listed.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES

OCCUR IN THE SLATE OR NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE PROXY ON A POLL FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS.

The following table sets out the names of the nominees for election as Directors, the country in which each is ordinarily resident, all offices of the Corporation now held by each of them, their principal occupations for the last five years if not presently elected as a Director, the period of time for which each has been a Director of the Corporation, and the number of Common Shares beneficially owned by each, directly or indirectly, or over which they exercise control or direction, as at the date hereof.


                                                   NUMBER OF COMMON SHARES
                                                   BENEFICIALLY OWNED,
                                                   DIRECTLY OR INDIRECTLY,
                                                   OR OVER WHICH CONTROL IS
NAME, PRESENT OFFICE HELD                          EXERCISED AT THE DATE OF    PRINCIPAL OCCUPATION AND IF NOT AT
AND COUNTRY ORDINARILY                             THIS INFORMATION            PRESENT AN ELECTED DIRECTOR, OCCUPATION
RESIDENT                     DIRECTOR SINCE        CIRCULAR                    DURING THE PAST FIVE (5) YEARS
-------------------------    -----------------     ------------------------    ----------------------------------------
Thomas Koll, (1)             May 8, 2001                 2,260,784 (4)         President and Chief Executive Officer of
Chairman, USA                                                                  Laplink Software Inc.

Jim McIntosh (1)             February 21, 1997           2,664,381 (5)         Self-Employed Businessperson.
Director, Canada

Jerry Meerkatz,              June 30, 2003                  Nil (6)            Chief Executive Officer of the
Chief Executive Officer                                                        Corporation.
and Director, USA

Gerald Trooien (2)           December 29, 2003           50,396,536 (7)        Jerry Trooien is the founder and President
Director, USA                                                                  of the JLT Group, a real estate development
                                                                               company based in Minneapolis, Minnesota.

Christine Rogers (2)         January 8, 2004                  Nil              Independent consultant, 2001 to present;
Director, Canada                                                               Senior Vice President, Professional
                                                                               Services, Pivotal Corporation, 1998 to
                                                                               2001.

Leonard Brody (1)            March 29, 2004                   Nil              Advisor and/or Director to several
Director, Canada                                                               startups and venture funds including
                                                                               Maestro CMS, Transgaming Technologies
                                                                               Inc., Genesis Campus LP, Create
                                                                               Partners, Derby County Football Club;
                                                                               founder and CEO of Ipreo Inc. (a
                                                                               technology company), 2001 to 2003;
                                                                               VP Corporate Development, General Counsel
                                                                               and Director of Onvia Canada, (a
                                                                               technology company) 1999 to 2001;
                                                                               founder and President of Prodigy Athletes
                                                                               & Artists (a sports agency)
                                                                               from 1997 to 1999.

Tarrnie Williams (3)         March 29, 2004                   Nil              Adjunct Professor, Faculty of Commerce
Director, Canada                                                               and Business Administration of the
                                                                               University of British Columbia, 1993 to present;
                                                                               President and CEO of Bingo.com., (an internet
                                                                               entertainment portal);
                                                                               Chairman of CellStop International Limited
                                                                               (an automobile security device manufacturer).

Notes:

     (1) Current Member of Corporate Governance and Nominating Committee. This Committee will be reconstituted after the Meeting.

     (2) Current Member of the Compensation Committee. This Committee will be reconstituted after the Meeting.

     (3) Current Member of Audit Committee. This Committee will be reconstituted after the Meeting.

     (4) Thomas Koll has 1,250,000 options and 3,510,455 warrants to purchase Common Shares of the Company.

     (5) Jim McIntosh has 374,998 options to purchase Common Shares of the Company.

     (6) Jerry Meerkatz has 2,650,000 options to purchase Common Shares of the Company.

     (7) Gerald Trooien has 29,719,859 warrants to purchase Common Shares of the Company.



                             EXECUTIVE COMPENSATION

AGGREGATE COMPENSATION

For the fiscal year ended December 31, 2003, there were six executive officers of the Corporation and the aggregate cash compensation paid to them by the Corporation was US$909,135. Except as described herein, there are no plans in effect pursuant to which cash or non-cash compensation was paid or distributed to such executive officers during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

The following table sets forth all compensation paid expressed in US dollars in respect of the Chief Executive Officer of the Corporation and each of the Corporation's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed fiscal year of the Corporation whose total salary and bonus exceeded Cdn.$100,000 plus any additional individuals who were not executive officers at the end of the fiscal year, but who would otherwise have been included (the "Named Executive Officers") for the years ended December 31, 2003, 2002 and 2001.

SUMMARY COMPENSATION TABLE

                                                                                   LONG-TERM
                                                      ANNUAL COMPENSATION         COMPENSATION
                                                    -----------------------    ------------------
                                                                                                        ALL OTHER
                                                    SALARY         BONUS           SECURITIES         COMPENSATION
NAME AND PRINCIPAL POSITION                          (US$)         (US$)       UNDERLYING OPTIONS         (US$)
---------------------------                         ---------      --------    ------------------     ------------
Jerry Meerkatz                          2003          $25,000        $6,250        2,650,000                   -
President & Chief Executive Officer(1)  2002                -             -                -                   -
                                        2001                -             -                -                   -

George Reznik                           2003         $125,057       $61,119          675,000                   -
Chief Financial Officer(2)              2002          $88,152       $19,783          375,000                   -
                                        2001                -             -                -                   -

Sal Visca                               2003         $167,151      $122,058          593,750                   -
Chief Technology Officer                2002         $141,801       $12,200          230,000                   -
                                        2001         $141,291       $15,457          198,000                   -

Thomas Koll                             2003          $52,500            -           150,000            $350,000
Chairman of the Board(3)                2002         $204,808            -           675,000                   -
Former President and CEO                2001         $305,577            -           930,000                   -

Jim McIntosh                            2003                -            -           150,000                   -
Director                                2002                -            -            75,000                   -
Former President(4)(5)                  2001                -            -            25,000                   -

Bill Tam                                2003          $71,599      $11,686           231,250                   -
Former Executive Vice President Sales   2002          $48,224            -           254,000                   -
and Marketing(6)                        2001                -            -                 -                   -

Notes:

     (1) Mr. Meerkatz was appointed President and Chief Executive Officer in November 2003.

     (2)  Mr. Reznik joined the Corporation in February 2002.

     (3) Mr. Koll was appointed Chief Executive Officer and Director on February 15, 2001. Mr. Koll was appointed President on August 8, 2001. Mr. Koll was appointed Chairman on April 23, 2002 and resigned as President and Chief Executive Officer on that date. Other compensation refers to a severance payment of US$350,000 which was deferred from 2002.

     (4) Mr. McIntosh, in his capacity as a Director, served as a member of the Office of the President from April 23, 2002 until November 2003.

     (5) Effective April 23, 2002, the Corporation appointed an Office of the President, which was a committee comprised of George Reznik, Chief Financial Officer, Sal Visca, Chief Technology Officer, Bill Tam, then Executive Vice President Sales and Marketing, and Jim McIntosh, Director. As the Company Act (British Columbia) required the Corporation to have a President, Jim McIntosh was formally appointed President. As of November, 2003 the Office of the President was dissolved due to the hiring of Jerry Meerkatz as President and Chief Executive Officer.

     (6) Mr. Tam ceased to be the Executive Vice President Sales and Marketing in August, 2003.

OPTIONS TO PURCHASE SECURITIES

A total of 3,918,750 options to purchase Common Shares were granted to the Named Executive Officers during the fiscal year ended December 31, 2003. These options are described in the table set forth below:

OPTION GRANTS IN 2003




                                                      INDIVIDUAL GRANTS
                                  -------------------------------------------------------      POTENTIAL REALIZABLE
                                                                                              VALUE AT ASSUMED ANNUAL
                                                 % OF TOTAL                                    RATES OF STOCK PRICE
                                   NUMBER OF       OPTIONS                                    APPRECIATION FOR OPTION
                                   SECURITIES    GRANTED TO       EXERCISE                             TERM
                                   UNDERLYING   EMPLOYEES IN     PRICE (PER                           (CDN$)
                                    OPTIONS      FISCAL YEAR     SHARE)(2)     EXPIRATION     -----------------------
          NAME                      GRANTED          (1)           (CDN$)        DATE               5%          10%
---------------                   -----------   ------------     ----------    ----------     ----------    ---------

Jerry Meerkatz                      150,000         1.7%           $0.21        Jul 1/08          $8,703     $19,231
                                  2,500,000        28.8%           $0.22       Nov 18/08        $151,955    $335,781

George Reznik                       375,000         4.3%           $0.21        Jul 1/08         $21,757     $48,078
                                    300,000         3.5%           $0.22       Nov 18/08         $18,235     $40,294

Sal Visca                           293,750         3.4%           $0.21        Jul 1/08         $17,043     $37,661
                                    300,000         3.5%           $0.22       Nov 18/08         $18,235     $40,294

Thomas Koll(3)                      150,000         1.7%           $0.21        Jul 1/08          $8,703     $19,231

Jim McIntosh(3)                     150,000         1.7%           $0.21        Jul 1/08          $8,703     $19,231

Bill Tam                            231,250         2.7%           $0.21        Jul 1/08         $13,417     $26,093

Notes:

     (1) During 2003, options to purchase a total of 8,687,750 Common Shares were issued to employees and directors.

     (2) The exercise price per share was equal to the fair market value of the Common Shares at the close of business on the date prior to the date of grant as determined by the Board.

     (3) These options were granted to Mr. McIntosh and Mr. Koll as compensation for their services as Directors.

NOTIONAL YEAR-END OPTION VALUES

Options to acquire a total of 332,000 Common Shares were exercised by the Named Executive Officers during the last completed financial year. The notional value of unexercised but exercisable/unexercisable options at year end is set out in the table below:

AGGREGATED OPTION EXERCISES IN 2003 AND YEAR-END OPTION VALUES

                                                                                           VALUE OF UNEXERCISED BUT
                                                               NUMBER OF SECURITIES        EXERCISABLE IN-THE-MONEY
                         SECURITIES      AGGREGATE VALUE      UNDERLYING UNEXERCISED         OPTIONS AT YEAR END
                        ACQUIRED ON         REALIZED         OPTIONS AT YEAR END (#)      EXERCISABLE/UNEXERCISABLE
        NAME            EXERCISE (#)         (CDN$)         EXERCISABLE/UNEXERCISABLE             (CDN$) (1)
--------------          ------------     ---------------    -------------------------     -------------------------
Jerry Meerkatz               -                  -                75,000/2,575,000               $1,500/$26,500

George Reznik             225,000            $11,200              79,168/595,832                $1,417/$9,083

Sal Visca                 107,000            $5,350              183,626/528,124                $7,046/$7,729

Thomas Koll                  -                  -                650,000/175,000                $12,500/$2,500

Jim McIntosh                 -                  -                 150,000/75,000                $7,500/$1,500

Bill Tam                   62,500            $10,625                   -/-                           -/-

Note:

     (1) Maximum notional value at December 31, 2003 based upon the December 31, 2003 closing price of the Common Shares on the Toronto Stock Exchange of Cdn$0.23.


TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

Except as described below, no Named Executive Officer has any special compensatory plan or arrangement, including payment to be received from the Corporation or any of its subsidiaries, if such plan or arrangement results or will result from the resignation, retirement or any other termination of employment of the Named Executive Officer's employment with the Corporation and its subsidiaries or from a change of control of the Corporation or any subsidiary or a change in the Named Executive Officer's responsibilities following a change-in-control where the amount involved, including all periodic payments or instalments, exceeds Cdn$100,000.

The Corporation has entered into an employment agreement with Jerry Meerkatz, President and Chief Executive Officer, which provides that if he is terminated without cause, he is entitled to a severance payment equal to 12 months salary. As well, in the event the Corporation is sold, acquired or otherwise merged and the transaction results in a person or combination of persons acquiring more than 50% of the voting securities of the Corporation (or results in existing shareholders of the Corporation holding less than 50% of the voting securities of the Corporation) or the Corporation sells all or substantially all of the assets of the Corporation (a "Change of Control") 50% (in the first 12 months of employment) and 100% (after 12 months employment) of unvested options shall vest immediately.

The Corporation has entered into an employment agreement with George Reznik, Chief Financial Officer, which provides that if Mr. Reznik is terminated without cause, he shall receive written notice and a package equal to 7.5 months which, at the Corporation's discretion may be given as a combination of pay in lieu of notice and working notice, provided that any working notice shall not exceed two months notice. The package will consist of 7.5 months of salary, payment of 100% of his quarterly bonus then due, 50% of bonuses that would have been earned during the 7.5 month period, and continued benefits during the 7.5 month period. In the event of a Change of Control of the Corporation and Mr. Reznik is terminated without cause at any time within six months following the transaction, he is entitled to a severance payment equal to 7.5 months salary plus benefits during the 7.5 month period, payment of 100% of his quarterly bonus then due and 50% of bonuses that would have been earned during the 7.5 month period following termination. In addition, in the event of a Change of Control, 100% of Mr. Reznik's unvested options will immediately vest and become exercisable.

The Corporation has also entered into an employment agreement with Sal Visca, Chief Technology Officer, which provides that if Mr. Visca is terminated without cause, he shall receive written notice and a package equal to 7.5 months which, at the Corporation's discretion may be given as a combination of pay in lieu of notice and working notice, provided that any working notice shall not exceed two months notice. The package will consist of 7.5 months of salary, payment of 100% of his quarterly bonus then due, 50% of bonuses that would have been earned during the 7.5 month period, and continued benefits during the 7.5 month period. In the event of a Change of Control of the Corporation and Mr. Visca is terminated without cause at any time within six months following the transaction, he is entitled to a severance payment equal to 7.5 months salary plus benefits during the 7.5 month period, payment of 100% of his quarterly bonus then due and 50% of bonuses that would have been earned during the 7.5 month period following termination. In addition, in the event of a Change of Control, 100% of Mr. Visca's unvested options will immediately vest and become exercisable.

A STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors of the Corporation adopted a Corporate Governance Policy (the "Policy") on March 20, 2000. The Corporation's compliance with the guidelines for corporate governance as set out in the TSX Company Manual (the "Manual") is described in Schedule "A" to this Information Circular.

In January 2004, the Ontario Securities Commission and certain other securities regulatory authorities in Canada published proposed rules and guidelines (the "Proposed OSC Rules") relating to corporate governance which are contemplated to replace the guidelines set forth in the TSX Manual. In May 2004, the British Columbia Securities Commission and certain other securities regulatory authorities in Canada published a separate set of proposed rules and guidelines that are different from the Proposed OSC Rules. The Corporation is subject to the securities laws, rules and guidelines in, among other Provinces, both Ontario and British Columbia. The Corporation is monitoring and reviewing these developments with the intent to revise and update its corporate governance procedures in order to comply with all legal requirements.

COMPOSITION OF COMPENSATION COMMITTEE

Between January 2003 and April 2003, the Compensation Committee was comprised of Barb Richardson, Jim McIntosh and Thomas Koll, Chairman, all of whom are unrelated directors. Ms. Richardson resigned as a director in April 2003. In June, 2003, the Compensation Committee was re-constituted with Lew Turnquist, Stephen Wu and Jerry Meerkatz, all of whom were unrelated directors. Jerry Meerkatz served on the Compensation Committee until his appointment as President and Chief Executive Officer in November 2003 and Mr. Wu served until he resigned as a director in January, 2004. In February 2004, the Compensation Committee was re-constituted with Lew Turnquist, Christine Rogers and Gerald Trooien, all of whom are unrelated directors.

REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee is responsible for establishing management compensation based on the Board of Directors' evaluation of management performance. It is the responsibility of the Compensation Committee to ensure management compensation is competitive to enable the Corporation to continue to attract talented individuals. Ordinarily, the Chief Executive Officer meets with the Compensation Committee annually to receive their recommendations. All final decisions require approval of the Board of Directors.

It is the policy of the Compensation Committee to compensate management for performance using three forms of remuneration: base salary, cash bonus and stock option grants. Base salary is determined largely by reference to market conditions, while annual incentive cash and stock option awards provide the opportunity for cash compensation and enhanced share value based upon exceptional individual and departmental performance and the overall success of the Corporation in any given year. The Compensation Committee does not have a pre-determined performance based compensation plan but rather reviews the performance of each Named Executive Officer at the end of each fiscal year.

In April 2002, the Corporation appointed an Office of the President, which was a committee comprised of George Reznik, Chief Financial Officer, Sal Visca, Chief Technology Officer, Bill Tam, the then Executive Vice President Sales and Marketing, and Jim McIntosh, Director. On November 18, 2003, the Office of the President ceased with the hiring of Jerry Meerkatz, the Corporation's President and Chief Executive Officer.

The Compensation Committee believes that the salary paid to each member of the Office of the President (other than Mr. McIntosh who is a Director and not a shareholder of management) was commensurate with his position, his experience and salaries paid by comparable companies. In considering comparable companies, the Compensation Committee considered, among other things, the industry in which the Corporation operates, the competitive landscape for hiring executives within this industry, the public nature of the Corporation, the market capitalization of the Corporation and the responsibilities of each of the shareholders of the Office of the President (other than Mr. McIntosh).

In 2003, the Board of Directors conducted a search for a new President and Chief Executive Officer. The Board of Directors considered a number of candidates and ultimately selected Mr. Meerkatz. The Board of Directors believes that the salary paid to Mr. Meerkatz is commensurate with his position, his experience and salaries paid by comparable companies. In considering comparable companies, the Board of Directors considered, among other things, the industry in which the Corporation operates, the competitive landscape for hiring executives within this industry, the public nature of the Corporation, the market capitalization of the Corporation and the responsibilities of the President and Chief Executive Officer.

The Compensation Committee also considered the form and amount of compensation provided to each of the Named Executive Officers, other than the Chief Executive Officer. The Compensation Committee generally awarded bonuses and granted stock options based upon the success of the Corporation during 2003, including the advancement of the development of the Corporation's technology, the meeting of corporate finance milestones and the development of important long-term strategic alliances. The Compensation Committee also reviewed the annual salaries of each of the other Named Executive Officers and established their salaries at levels which the Compensation Committee believes are competitive with comparable companies as described above. The Compensation Committee believes that, to the extent possible, the Corporation should continue to incentivize all of the Named Executive Officers through a combination of stock option grants and performance based bonuses as opposed to general increases in annual salary.

PERFORMANCE GRAPH

The Common Shares of the Corporation currently trade on the Toronto Stock Exchange (the "TSX") under the symbol "IW". The following chart compares the total cumulative shareholder return for Cdn.$100 invested in Common Shares of the Corporation on December 31, 1999, with the cumulative total return of the S&P/TSX Composite Index (formerly the TSE 300 Composite Index) for the period from December 31, 1999 to December 31, 2003.

                         [FIVE YEAR PERFORMANCE CHART]

                                                      DEC-99       DEC-00       DEC-01        DEC-02      DEC-03
                                                      -------      -------      ------        ------      ------
S&P/TSX Composite Index.............................  $100.00      $106.18      $91.38        $78.61      $97.71

Infowave............................................  $100.00       $32.82       $9.78         $1.55       $1.42

COMPENSATION OF DIRECTORS

No remuneration was paid to the current Directors of the Corporation in their capacity as Directors, for the fiscal year ended December 31, 2003.

There are currently no agreements or arrangements with any Directors of the Corporation in respect of cash compensation in their capacity as Directors, other than incentive stock options granted to such Directors.

No pension plan or retirement benefit plans have been instituted by the Corporation and none are proposed at this time.


        INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No Director, executive officer or senior officer has been indebted to the Corporation at any time during the previous fiscal year.


                             APPOINTMENT OF AUDITORS

Management proposes the appointment of KPMG LLP, Chartered Accountants, as Auditors of the Corporation for the ensuing year and that the Directors be authorized to fix their remuneration. KPMG LLP have been the

Corporation's Auditors since December, 1996. During the fiscal year ended December 31, 2003, the Corporation paid KPMG LLP a total of Cdn$248,858 for services rendered as follows:

DESCRIPTION OF SERVICE                             2003              2002
--------------------------------                --------          --------
Core Audit and Quarterly Reviews                 $88,000           $93,085

Audit Related Services                            65,348                 -

Tax Services                                      70,510            31,940

Other Services                                    25,000            30,836
                                                --------          --------
Total Billings                                  $248,858          $155,861
                                                --------          --------


The primary reason for the increase in fees paid to KPMG by the Corporation is due to services rendered in connection with the acquisitions of Hidden Mind Technology LLC and Sproqit Technology Inc. during 2003 and Telispark Inc. in January 2004. The Corporation also engaged KPMG to perform income tax planning services during 2003 for projects which were not performed during 2002.


                              FINANCIAL STATEMENTS

The audited financial statements for the fiscal year ended December 31, 2003 and the Auditor's Report thereon are included with this Information Circular and will be placed before the Meeting for approval of the shareholders.


                  INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as described below, no Director, senior officer or principal shareholder of the Corporation, or associate or affiliate of any of the foregoing, has any other material interest, direct or indirect, in any transaction or in any proposed transaction, which has materially affected or will materially affect the Corporation, since January 1, 2003.

On July 4, 2003, the Corporation acquired substantially all of the assets of HiddenMind Technology LLC ("HiddenMind") pursuant to an Asset Purchase Agreement dated May 28, 2003 between the Corporation and HiddenMind for a purchase price of US$2,031,105. Mr. Gerald L. Trooien, now a director and principal shareholder of the Corporation, was a controlling shareholder of HiddenMind. The purchase price was paid by the Corporation through the issuance to HiddenMind of 14,966,034 units at a price of Cdn.$0.19 per unit (and based on an agreed Canada/U.S. dollar exchange rate of 1.40:1.00). Each unit is comprised of one Common Share and one-half of a purchase warrant to acquire a Common Share. Each full warrant entitles HiddenMind to purchase one additional Common Share at an exercise price of Cdn.$0.19 until July 4, 2005. To the knowledge of the Corporation, none of Mr. Trooien or HiddenMind or any of their respective associates or affiliates held any securities of the Corporation at the time of the acquisition. This transaction was approved by shareholders of the Corporation.

On July 4, 2003, the Corporation completed a private placement of 29,473,684 units at a price of Cdn.$0.1425 per unit for aggregate proceeds of US$3,000,000 (based on an agreed Canada/U.S. dollar exchange rate of 1.40:1.00) to Mr. Trooien. Each unit is comprised of one Common Share and one-half of a purchase warrant to acquire a Common Share. Each full warrant entitles Mr. Trooien to purchase one Common Share at an exercise price of Cdn.$0.19 until July 4, 2005. To the knowledge of the Corporation, none of Mr. Trooien or HiddenMind or any of their respective associates or affiliates held any securities of the Corporation at the time of the private placement. This transaction was approved by shareholders of the Corporation.

On January 7, 2004, the Corporation entered into a line of credit agreement with Mr. Trooien, under which Mr. Trooien agreed to provide a standby line of credit of up to US$3,000,000 to the Corporation. The line of credit agreement provided that if the Corporation arranges alternative equity or debt financing prior to June 5, 2004, the maximum amount of the credit facility would be reduced by the amount of the additional financing. As consideration for providing the credit facility, the Corporation issued to Mr. Trooien warrants exercisable into a minimum of 7,500,000 Common Shares of the Corporation and a maximum of up to approximately 18,500,000 Common Shares, subject to certain terms and conditions including shareholder approval. The issuance of the warrants was approved by shareholders of the Corporation on March 30, 2004. The specific number of Common Shares issuable upon exercise of the warrants was based on the total principal amount of the credit facility which is available to the Corporation, divided by the exercise price of the warrants, subject to a minimum of 7,500,000 warrants. On March 10, 2004, the Corporation completed a financing in the amount of U.S. $4,700,000, effectively reducing the credit limit to nil. Accordingly, the line of credit was terminated on March 10, 2004 and the warrants entitle Mr. Trooien to acquire up to 7,500,000 Common Shares of the Corporation. The warrants are exercisable at a price of Cdn$0.21 for a period of three years.

On March 31, 2004, the Corporation completed a private placement of 5,956,818 Common Shares at a price of Cdn.$0.22 per Common Share for aggregate proceeds of US$1,000,000 (based on an agreed Canada/U.S. dollar exchange rate of 1.31:1.00) to Mr. Trooien. This transaction was approved by shareholders of the Corporation.


             INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the Directors or senior officers of the Corporation, none of the persons who have been Directors or senior officers of the Corporation since the commencement of the Corporation's last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed in this Information Circular.


             DIRECTOR AND OFFICER STOCK OPTION AND STOCK BONUS PLAN

BACKGROUND

The Corporation has a Director and Employee Stock Option and Stock Bonus Plan dated June 30, 2003 (the "Plan"). The principal purposes of the Plan are to promote a proprietary interest in the Corporation among its directors and employees; to retain, attract and motivate qualified directors, officers and employees; to provide a long-term incentive element in overall compensation; and to promote the long-term profitability of the Corporation.

The Plan is administered by the Board of Directors. Options may be granted at any time to any director, senior officer, full-time employee or consultant of the Corporation, taking into consideration his or her contribution to the success of the Corporation and any other factors which the Board of Directors may deem proper and relevant, provided that a director to whom any option may be granted may not participate in the discussion of the Board of the Directors to grant such option.

Under the rules and policies of the TSX, the Plan must specify the maximum number of Common Shares issued since June 30, 2003 and issuable in the future under the Plan. The Plan currently specifies that this maximum number is 13,125,333 Common Shares which represents approximately 5.6% of the Company's outstanding capital, of which 11,125,333 may be issued pursuant to stock options and 2,000,000 may be issued as stock bonuses.

Since June 30, 2003, the Corporation has issued 970,065 Common Shares upon the exercise of options under the Plan which leaves a total of 10,155,268 Common Shares, or approximately 4% of the currently issued and outstanding Common Shares, available for issuance upon the exercise of currently outstanding stock options and new stock options. The Corporation currently has 9,708,082 Common Shares reserved for issuance upon the exercise of currently outstanding stock options. Accordingly, the Corporation has only 447,186 Common Shares available for issuance under new stock options. Since June 30, 2003, the Corporation has issued 925,000 Common Shares as stock bonuses under the Plan leaving a total of 1,075,000 Common Shares available for issuance as stock bonuses. As a result, the total Common Shares available for issuance under the Plan is 11,230,268 which represents approximately 5% of the total issued and outstanding Common Shares of the Company.

A part of the acquisition of Telispark in early 2004, the Corporation acquired all of the options of Telispark. As consideration for these options, the Corporation issued Infowave options to purchase 1,778,362 Common Shares on substantially identical terms as the Telispark options. The issuance of these options are considered part of the purchase price of Telispark and are accounted for as such. As permitted by the rules and policies of the TSX, the Common Shares subject to these options are not included in the Common Shares reserved for issuance under the Plan.

PROPOSED INCREASE IN COMMON SHARES AVAILABLE FOR ISSUANCE PURSUANT TO STOCK OPTIONS AND BONUSES

The Corporation is seeking approval of the shareholders to increase the number of Common Shares available under each of the stock option and stock bonus components of the Plan.

The Board of Directors is very concerned about the retention and motivation of its current employees. The Board of Directors believes it is in the best interests of shareholders to ensure that there are a greater number of Common Shares available for options and stock bonuses to enable the Corporation to continue to attract, retain and motivate key personnel. As described above, the Corporation has only 447,186 Common Shares available for stock options and 1,075,000 Common Shares available for stock bonus incentives. The Board of Directors believes that this number is inadequate for the Plan to fulfil its stated purposes.

The Board of Directors would like to increase the total number of Common Shares currently available under the Plan from approximately 5.6% to approximately 11.5% of the currently issued and outstanding Common Shares. The Board of Directors recommends that the total number of Common Shares reserved for issuance under the Plan be increased by 13,800,000 Common Shares so that the specified maximum number of Common Shares issuable since June 30, 2003 and in the future under the Plan is increased from 13,125,333 Common Shares to 26,925,333 Common Shares, of which 24,000,333 may be issued pursuant to stock options and 2,925,000 may be issued as stock bonuses.

The ordinary resolution approving the amendment to increase the number of Common Shares available under the stock option component of the Plan must be approved by a majority of not less than 1/2 of the votes cast by shareholders who, being entitled to do so, vote in person or by proxy on the resolution. Accordingly, shareholders will be asked at the Meeting to approve the following ordinary resolution:

          "BE IT RESOLVED that the Plan be amended to increase the number of Common Shares available for issuance under the Plan from 13,125,333 to 26,925,333 Common Shares of which 24,000,333 may be issued pursuant to stock options."

The ordinary resolution approving the increase in the number of Common Shares available under the stock bonus component of the Plan must be approved by a "disinterested shareholder vote" as prescribed by the TSX. A disinterested shareholder vote is an ordinary resolution of shareholders, excluding votes by shareholders who are insiders of the Corporation to whom Common Shares may be issued under the Plan and associates of such insiders. To the knowledge of the Corporation, such insiders and associates who will be excluded from voting hold a total of 55,321,701 Common Shares or approximately 23.6% of the issued and outstanding Common Shares. Accordingly, shareholders who are disinterested shareholders will be asked at the Meeting to approve the following ordinary resolution:

          "BE IT RESOLVED that the stock bonus component of the Plan be amended to increase the number of Common Shares available for issuance as stock bonuses under the Plan from 2,000,000 to 2,925,000."

A copy of the Plan, as amended, is available for inspection up to the time of the Meeting during regular business hours at the offices of Blake, Cassels & Graydon LLP, 26th Floor - 595 Burrard Street, Vancouver, British Columbia, V7X 1L3 or may be obtained from the Corporation by contacting George Reznik of the Corporation at (604) 473-3600.

                  PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

The Corporation will consider and transact such business as may properly come before the Meeting or any adjournment thereof. The management of the Corporation knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the proxy solicited hereby will be voted on such matter in accordance with the best judgement of the persons voting by such proxy.

MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING SHALL BE ANY MATTER NOT EFFECTING CHANGE IN THE ARTICLES OR MEMORANDUM OF THE CORPORATION, NOT EFFECTING A CHANGE OF CONTROL OF THE CORPORATION, OR NOT DISPOSING OF ALL OR SUBSTANTIALLY ALL OF THE ASSETS OF THE CORPORATION.


                       BY ORDER OF THE BOARD OF DIRECTORS

                                  "Thomas Koll"

                                   Thomas Koll
                                    Chairman

                                  SCHEDULE "A"

                  A STATEMENT OF CORPORATE GOVERNANCE PRACTICES



Manual Guideline (1) Stewardship Responsibilities: The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:

a) adoption of a strategic planning process;

b) the identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks;

c) succession planning, including appointing, training and monitoring senior management;

d) a communications policy for the corporation; and

e) the integrity of the corporation's internal control and management information systems.

Under the Corporate Governance Policy (the "Policy") established by the Board, the Board has an overall responsibility to oversee the affairs of the Corporation for the benefit of the shareholders. The Board is, with the exception of issues to be decided by the Corporation's shareholders, the ultimate decision-making body of the Corporation. The guiding principle of the Policy is that all significant Corporation decisions require Board consideration and approval.

The Board assumes responsibility for overseeing the strategic planning of the Corporation. The consideration of the strategic plan is an ongoing process and is typically an agenda item at Board meetings. The Board provides input to the plan throughout the process. The final Board meeting of the fiscal year provides a formal framework for the full consideration of management's business plan. The Board will approve, subject to the adoption of its recommendations, the business plan.

The identification and management of the dominant business risks is an explicit part of the strategic planning process. The Board accepts the responsibility for monitoring the Corporation's risk management strategy and may instruct the Audit Committee to investigate issues of concern. The Corporation's risk management strategy requires Board approval.

The Board ordinarily appoints the Chief Executive Officer and approves the appointment of other management. The Board ordinarily plans for succession to the position of Chief Executive Officer and other key management positions. The Chief Executive Officer will provide to the Board an assessment of management and their potential as a successor and an assessment of individuals considered potential successors to selected management positions.

The Board believes that management is best able to speak on behalf of the Corporation. Senior management is responsible for establishing effective communication links with the Corporation's various stakeholders. All core disclosure documents require Board approval before public release. Individual Board members may periodically be asked by management to communicate with stakeholders when appropriate.

The Audit Committee is responsible for overseeing the Corporation's system of internal control.

Manual Guideline (2) Composition of Board: The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding.

A related director is a director who is not an unrelated director. If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.

The Corporation has nominated seven directors for election at its upcoming Annual General Meeting, of whom all but Jerry Meerkatz, the President and Chief Executive Officer of the Company, are "unrelated" directors as defined in the Manual (as discussed below under "Manual Guideline (3) Unrelated Directors").

During the period from the 2003 Annual General Meeting until May 14, 2004, the Board of Directors was comprised of various numbers of Directors, of whom all but Jerry Meerkatz were "unrelated" directors as defined in the Manual.

The Corporation does not currently have a "significant shareholder".

Manual Guideline (3) Unrelated Directors: The application of the definition of "unrelated director" to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder. Management directors are related directors. The board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.

The Board believes that at all times since its 2003 Annual General Meeting it has been composed of a majority of unrelated directors.

At the current time, all directors other than Jerry Meerkatz, the Chief Executive Officer of the Company, is each free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding.

Manual Guideline (4) and (5) Nominating Committee and Assessing Effectiveness:
The board of directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e., non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.

Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.

The Board has established a Corporate Governance and Nominating Committee to assess the overall performance of the Board. The Corporate Governance and Nominating Committee evaluates the contribution of each director on an individual basis, assesses the collective performance of the Board, proposes new nominees to the Board and analyses the existing size and structure of the Board. The Corporate Governance and Nominating Committee is scheduled to meet annually, and in consultation with the Chief Executive Officer, is to prepare and report its findings to the Board. The formal evaluation of each individual director is intended to be undertaken once every three years. Final decisions are approved by the Board. The Corporate Governance and Nominating Committee currently consists of Thomas Koll, Jim McIntosh and Leonard Brody, all of whom are outside directors and unrelated directors. It is expected that the Corporate Governance Committee will be reconstituted after the upcoming Annual General Meeting with Directors, in continued compliance with this Guideline.

Manual Guideline (6) Orientation and Education: Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.

The Corporation will provide new directors with an orientation program upon joining the Corporation that includes extensive corporate materials, a tour of the Corporation's headquarters and meetings with management.

Manual Guideline (7) Size of Board: Every board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.

The Board believes that its size allows for effective discussion and implementation of decisions. The size of the Board is to be periodically reviewed.

Manual Guideline (8) Review of Compensation: The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

The Board is compensated primarily in incentive stock options to best align their interests with those of the Corporation's shareholders. The Corporation pays reasonable expenses incurred by the Board. The Compensation Committee monitors the competitiveness of the Board compensation package to ensure the Board continues to attract talented individuals. As well, the Compensation Committee's responsibilities include reviewing and recommending to the Board the compensation and benefits of all the executive officers of the Corporation, and establishing and reviewing general policies relating to compensation and benefits for the employees of the Corporation. The Compensation Committee is currently composed entirely of outside directors: Lew Turnquist, Christine Rogers and Gerald Trooien. It is expected that the Compensation Committee will be reconstituted after the upcoming Annual General Meeting with Directors, in continued compliance with this Guideline.

Manual Guideline (9) Committee Composition: Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors.

The Board has established three committees - an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee. All such committees are currently composed of outside directors, all of whom are unrelated directors. It is expected that all such Committees will be reconstituted after the upcoming Annual General Meeting with Directors, in continued compliance with this Guideline.

Manual Guideline (10) Corporate Governance Policy: Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues. This committee would, amongst other things, be responsible for the corporation's response to these governance guidelines.

The Board has adopted and approved the Policy. The Board collectively recognises the importance of corporate governance and intends to review, and where appropriate adjust, the Policy on at least an annual basis.

Manual Guideline (11) Position Descriptions: The board of directors, together with the CEO, should develop position descriptions for the Board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the Board should approve or develop the corporate objectives which the CEO is responsible for meeting.

The Board provides strategic guidance to the management team and monitors the operations of the Corporation. Management has the sole responsibility to operate the Corporation on a day-to-day basis. The Board with management will delineate areas of responsibility for the Board and management. The outside directors are responsible for setting goals for management to attain. The outside directors will evaluate the performance of management annually against these pre-determined goals. The evaluation is then passed to the Compensation Committee. The Compensation Committee has the responsibility for making recommendations for management compensation based on the performance evaluations.

Manual Guideline (12) Structures and Procedures for Independence of Board: Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the "lead director". Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board's relationship to management to a committee of the board.

The Board believes that it benefits from its close working relationship with management but also recognises the importance of functioning independently from management. In furtherance of this recognition, the Board regularly meets without management as and when necessary. The Chair of the Board is an outside and unrelated director.

Manual Guideline (13) Audit Committee: The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.

The Audit Committee reviews the audited financial statements and each unaudited quarterly report of the Corporation and brings them to the Board for approval. In addition, the Audit Committee recommends the Corporation's auditors and assesses the effectiveness of the Corporation's internal financial controls and financial reporting. The Audit Committee has established access to both auditors and appropriate management. The Audit Committee meets as and when necessary and consists only of outside directors. The Audit Committee is currently composed entirely of outside and unrelated directors: Jean-Francois Heitz, Tarrnie Williams and Lew Turnquist. It is expected that the Audit Committee will be reconstituted after the upcoming Annual General Meeting with Directors, in continued compliance with this Guideline.

Manual Guideline (14) Outside Advisors: The board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.

The Board has access to any Corporation employee. The Board can engage a consultant at the Corporation's expense.

                                      PROXY

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF INFOWAVE SOFTWARE, INC. (THE "CORPORATION")

TO BE HELD AT
                           Salon B
                           Radisson Hotel Burnaby
                           4331 Dominion Street
                           Burnaby, British Columbia


ON TUESDAY, JUNE 15, 2004, AT 10:00 AM (VANCOUVER TIME)


THE UNDERSIGNED SHAREHOLDER ("REGISTERED SHAREHOLDER") OF THE CORPORATION HEREBY APPOINTS George Reznik, Chief Financial Officer of the Corporation, or failing this person, Jerry Meerkatz, Chairman of the Corporation, or in the place of the foregoing, ______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Corporation and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Corporation registered in the name of the Registered Shareholder as specified herein.

RESOLUTIONS (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

1.     To appoint KPMG LLP, Chartered Accountants, as the           For       Withhold
       Auditors of the Corporation and to authorize the
       Directors to fix the Auditors' remuneration
                                                                  --------    ----------
2.     To elect as Director, Thomas Koll
                                                                  --------    ----------
3.     To elect as Director, Jim McIntosh
                                                                  --------    ----------
4.     To elect as Director, Jerry Meerkatz
                                                                  --------    ----------
5.     To elect as Director, Gerald Trooien
                                                                  --------    ----------
6.     To elect as Director, Christine Rogers
                                                                  --------    ----------
7.     To elect as Director, Leonard Brody
                                                                  --------    ----------
8.     To elect as Director, Tarrnie Williams
                                                                  --------    ----------

                                                                    For        Against

9.     The Ordinary Resolution to increase the number of common
       shares available under the Stock Option and Stock Bonus
       Plan of the Corporation
                                                                  --------    ----------
10.    The Ordinary Resolution to increase the number of common
       shares available under the Stock Bonus Component of the
       Stock Option and Stock Bonus Plan of the Corporation
                                                                  --------    ----------
11.    To transact such other business as may properly come
       before the Meeting
                                                                  --------    ----------

                                                                  --------    ----------

                                                                  --------    ----------

THE UNDERSIGNED REGISTERED SHAREHOLDER HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN TO ATTEND AND VOTE AT SAID MEETING.

SIGN HERE:
                             ---------------------------------------------------

PLEASE PRINT NAME:
                             ---------------------------------------------------

DATE:
                             ---------------------------------------------------

NUMBER OF SHARES
REPRESENTED BY PROXY:
                             ---------------------------------------------------

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

                      INSTRUCTIONS FOR COMPLETION OF PROXY

1.   THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION.

2. This form of proxy ("Instrument of Proxy") MUST BE SIGNED by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and IF EXECUTED BY AN ATTORNEY, OFFICER, OR OTHER DULY APPOINTED REPRESENTATIVE, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. IF THIS INSTRUMENT OF PROXY IS NOT DATED in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Corporation.

4. A REGISTERED SHAREHOLDER WHO WISHES TO ATTEND THE MEETING AND VOTE ON THE RESOLUTIONS IN PERSON, may simply register with the scrutineers before the Meeting begins.

5. A REGISTERED SHAREHOLDER WHO IS NOT ABLE TO ATTEND THE MEETING IN PERSON BUT WISHES TO VOTE ON THE RESOLUTIONS, may do the following:

     (a) APPOINT ONE OF THE MANAGEMENT PROXYHOLDERS named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

     OR

     (b) APPOINT ANOTHER PROXYHOLDER, who need not be a Registered Shareholder of the Corporation, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. THE SECURITIES REPRESENTED BY THIS INSTRUMENT OF PROXY WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS OF THE REGISTERED SHAREHOLDER ON ANY POLL of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, THE REGISTERED SHAREHOLDER MAY STILL ATTEND THE MEETING AND MAY VOTE IN PERSON. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.


To be represented at the Meeting, this proxy form must be received at the office of COMPUTERSHARE TRUST COMPANY OF CANADA by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.


                      COMPUTERSHARE TRUST COMPANY OF CANADA
                   PROXY DEPT. 100 UNIVERSITY AVENUE 9TH FLOOR
                             TORONTO ONTARIO M5J 2Y1
FAX: WITHIN NORTH AMERICAN: 1-866-249-7775 OUTSIDE NORTH AMERICA: (416) 263-9524

                             INFOWAVE SOFTWARE, INC.

                 REQUEST FOR INTERIM/ANNUAL FINANCIAL STATEMENTS

In accordance with National Instrument 54-102 and National Instrument 51-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the subject Corporation may elect annually to receive interim corporate mailings, including interim financial statements of the Corporation and management's discussion and analysis related thereto, and the Corporation's annual financial statements and management's discussion and analysis related thereto, if they so request. If you wish to receive such mailings, please complete and return this form to the following address. If you wish to receive electronic copies, please fill in your e-mail address and return this form as instructed.

                      COMPUTERSHARE TRUST COMPANY OF CANADA
                              100 UNIVERSITY AVENUE
                                    9TH FLOOR
                                   TORONTO, ON
                                     M5J 2Y1



NAME: (please print)
                        -----------------------------------------------------

ADDRESS:
                        -----------------------------------------------------

POSTAL CODE:
                        -----------------------------------------------------


I confirm that I am the REGISTERED OR BENEFICIAL owner of
shares of the Corporation.                                -------------------
                                                          (Common)

I wish to receive the following (check all that apply):

|_| interim corporate mailings, including interim financial statements of the Corporation and management's discussion and analysis related thereto

|_| annual financial statements and management's discussion and analysis related thereto


SIGNATURE OF
SHAREHOLDER:                                    DATE:
              --------------------------------        -----------------------



CUSIP:                             456925106
                           --------------------------

SCRIP COMPANY CODE:                 IWQQ
                           --------------------------